UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549
FORM 12b-25

NOTIFICATION OF LATE FILING

☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For the period ended March 31, 2009
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CARDTREND INTERNATIONAL INC.
Full Name of Registrant

000-30013	14161 K
SEC FILE NUMBER	CUSIP NUMBER

800 5th Avenue, Suite 4100
Seattle, WA   98104
(Address of principal executive office, including zip code.)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-Q, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant filed its Form 10K for the year ended December 31, 2008 on April 15, 2009 and its management has since put in extra effort in sourcing for funds to support the operations of the Registrant, including the expenses incurred for the said audit and to be incurred for the review of the Registrant’s quarterly financial statements by its auditors. Hence, the management has not been able to devote the necessary time and effort to complete the Form 10-Q by the prescribed due date.

PART IV - OTHER INFORMATION

1.         Name and telephone number of person to contact in regard to this notification.

Katherine Tung     (626) 354-6228

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes	☒	No	☐

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☐	No	☒

           If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    CARDTREND INTERNATIONAL INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized, on this 15th day of May, 2009.

CARDTREND INTERNATIONAL INC.

BY:	KING K. NG
King K. Ng
Chief Executive Officer and a member of the Board of Directors